Exhibit 99.1
Independent Auditor’s Report
To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion
We have audited the consolidated financial statements of Sun Life Financial Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2023, December 31, 2022, and January 1, 2022, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2023 and 2022, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023, December 31, 2022, and January 1, 2022, and its financial performance and its cash flows for the years ended December 31, 2023 and 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements
Key Audit Matter Description
The Company’s insurance contract liabilities represent a significant portion of its total liabilities. Insurance contract liabilities are determined in accordance with IFRS 17. This requires the use of complex valuation models and assumptions to measure groups of insurance contracts as the total of fulfillment cash flows, plus a risk adjustment for non-financial risk and a contractual service margin (“CSM”). The CSM component is only relevant for groups of insurance contracts measured using the general measurement approach and the variable fee approach.

While there is considerable judgment applied by management and inherent uncertainty in selecting assumptions, the assumptions with the greatest estimation uncertainty are those related to mortality, policyholder behaviour and discount rates. These assumptions required significant auditor attention particularly for (i) circumstances where there is limited Company and industry experience data, (ii) circumstances where the historical experience may not be a good indicator of the future, and (iii) the determination of discount rates, which requires complex calculation and measurement of unobservable market inputs. Auditing certain valuation models and significant assumptions (mortality, policyholder behaviour and discount rates) required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial and fair value specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to certain valuation models and significant assumptions included the following, among others:
•Evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality, policyholder behaviour and discount rate assumptions used in the calculation of insurance contract liabilities, as well as access and change management controls over those actuarial models.
•With the assistance of actuarial and fair value specialists, tested the appropriateness of certain valuation models used in the valuation process by:
•Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s estimate; and
•Testing the accuracy of certain valuation models for changes in key assumptions.
•With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions by:
•Evaluating whether management’s assumptions were determined in accordance with the requirements of IFRS 17;
•Testing experience studies and other inputs used in the determination of the assumptions; and
•Analyzing management’s interpretation and judgment with respect to its experience study results and emerging claims experience, evaluating new and revised key assumptions, assessing reasonable possible alternative assumptions, and considering industry and other external sources of benchmarking where applicable.
•With the assistance of actuarial and fair value specialists, evaluated the reasonableness of the discount rates used by:
•Evaluating whether management’s assumptions and methodologies were determined in accordance with the requirements of IFRS 17; and

•Testing the inputs and source information underlying the determination of the discount rates and developing a range of independent estimates, and comparing those to the discount rates selected by management.

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements
Key Audit Matter Description
Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates, and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of valuation specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:
•Evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
•With the assistance of valuation specialists, evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates, and future rental rates of market surveys and transactions in comparable properties.

Adoption of New and Amended Accounting Standards - IFRS 17, Insurance Contracts - Refer to Note 2 to the Financial Statements
Key Audit Matter Description
The Company adopted IFRS 17 effective January 1, 2023. The adoption of IFRS 17 was done on a retrospective basis which had an impact on the Company’s January 1, 2022 opening equity balances. IFRS 17 is a complex accounting standard requiring considerable judgment and interpretation in its implementation, and impacts how the Company recognizes, measures, presents and discloses insurance contracts. In adopting the new standard, the Company used significant judgment in developing and implementing accounting policies, including policies specific to transition. Of particular importance, the Company elected to use the fair value approach for groups of insurance contracts where full retrospective application was impracticable. Under the fair value approach, the CSM at transition is equal to the fair value of a group of insurance contracts less the fulfillment cash flows measured at that date.

There are many elements embedded in the determination of the fair value for groups of insurance contracts that required management to use significant judgment in making estimates and assumptions related to (1) the appropriateness of the fair value methodology and calculations, (2) the appropriateness of the fair value adjustments to fulfilment cash flows and (3) the appropriateness of the discount rates. Auditing the development and implementation of IFRS 17 accounting policies and the judgments, assumptions and estimates used in fair value determination for groups of insurance contracts required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value, technical accounting and actuarial specialists.

How the Key Audit Matter Was Addressed in the Audit
With the assistance of various specialists, our audit procedures related to the development and implementation of IFRS 17 accounting policies and judgments, assumptions and estimates used in the fair value determination for groups of insurance contracts as at January 1, 2022 included the following, among others:
•Evaluated and tested the effectiveness of controls over the implementation of IFRS 17 accounting policies and the significant estimates and assumptions used in the fair value determination for groups of insurance contracts.
•Evaluated the appropriateness of management’s accounting policies and tested that they were appropriately implemented.
•Evaluated the fair value approach methodology and related fair value adjustments against the requirements of IFRS 17 and IFRS 13, Fair Value Measurement (“IFRS 13”) by:
•Evaluating the methodologies and fair value adjustments and their applicability under IFRS 17 and IFRS 13;
•Examining the audited historical projected cashflows and assumptions to ensure they are incorporated into the transition valuation models as applicable;
•Evaluating new and revised key assumptions under IFRS 17; and
•Testing the appropriateness of certain valuation models used in the estimation process by calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s estimate.
•Evaluated the reasonableness of the discount rates used to determine fair value by:
•Evaluating whether management’s assumptions and methodologies were determined in accordance with the requirements of IFRS 17 and IFRS 13; and
•Testing the inputs and source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management.

Other Information
Management is responsible for the other information. The other information comprises:
•Management’s Discussion and Analysis
•The information, other than the financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chantal Leclerc.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
February 7, 2024